SYNEX INTERNATIONAL INC.
400 – 1444 Alberni Street
Vancouver, British Columbia V6G 2Z4
Phone: (604) 688-827 Fax: (604) 688-1286


03022499

May 23, 2003

SUPPL

L1004-14/4


RECEIVED
MAY 3 0 2003
187
PROCESSING
SECTION

SECURITIESAND EXCHANGE COMMISSION
Office of International Corporate Finance
Stop (3-9)
450-5th Street NW
Washington DC 20549

82-862

REFERENCE ~~82-8362~~
FILING OF CORPORATE INFORMATION

Pursuant to our filing requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose the following document(s) which has (have) either been mailed to the shareholders of our public company or disseminated as a News Release:

1. Interim Report for nine months ended March 31, 2003 (3 copies).

As you require, our reference number **82-8362** is shown at the top right hand corner

Yours truly,
SYNEX INTERNATIONAL INC.

Alan W. Stephens
Corporate Secretary

Enclosure(s)

L1004.14.SECfiling

PROCESSED
JUN 1 9 2003
THOMSON
FINANCIAL

dlw 6/18

82-8362

Synex International Inc.

Third Quarter Report

For nine months ended March 31, 2003

2003

REPORT FROM THE PRESIDENT

The financial performance for the nine months ended March 31, 2003 was dominated by the sale of the shares of Synex Systems Corporation to Lasata Pty. Ltd. of Australia. Lasata assumed ownership on October 1, 2002 and the Company received cash in the amount of $2,500,000 plus an estimated $475,000 for working capital, subject to a holdback of $275,000 pending collection of outstanding accounts. As at March 31, 2003, the total amount of outstanding accounts pending collection was $100,905. Lasata has agreed to assume the office rental obligation for about 60% of existing office space for a period of two years. During this quarter, Synex has provided a reserve in the amount of $520,000 to cover rent commitments to the end of the office lease in 2008 in the event that Lasata vacates the space at the end of two years and Synex is unable to efficiently utilize or sublet the office space. The gain on sale of the software division after the reserve was $1,656,094. Net income after taxes and earnings per share for the nine months ended March 31, 2003 were $1,495,606 and $0.10 respectively.

For continuing operations, which excludes the software division, revenue for the nine months ended March 31, 2003 increased to $948,547 from $840,901 for the corresponding period in the previous year. For the nine months there was a net loss after taxes of $188,750 as compared to net income of $89,404 for the corresponding period in the previous year. Included in the results of the three month period ended March 31, 2003 is a provision for the currency loss of about $140,000 due to changes in the exchange rate on the US loan receivable. The loss per share from continuing operations for the nine months was $0.01, compared to earnings per share of $0.01 for the previous year.

Synex Energy Resources Ltd.

Revenue for the nine months increased to $823,488 from $342,886 for the previous year with a segment operating profit of $124,736 as compared to $109,174 in the corresponding period in the previous year. The segment revenue and operating profit includes the one-time gain of $295,562 on the sale of shares that Synex Energy held in Synex Systems Corporation.

Synex Energy has a Convertible Loan Agreement (in US$) with New World Power Corporation, which was due on June 30, 2001. The Convertible Loan and accrued unpaid interest is secured by a first mortgage on the power plants of Wolverine Power Corporation, a wholly owned subsidiary of New World. Synex Energy and New World executed a Stock Purchase Agreement dated October 22, 2002, which was scheduled to close on or before December 31, 2002. The Agreement was subject to approval of the shareholders of New World as well as the provision of additional disclosure of information regarding Wolverine. New World did not solicit the approval of all of its shareholders or provide some of the requested disclosure information to Synex Energy. Accordingly the Agreement did not close on December 31, 2002. In early January 2003, Synex Energy proceeded with the necessary steps for the potential acquisition of the assets of Wolverine Power Corporation under a foreclosure procedure that is scheduled to be completed in early July 2003.

During the third quarter, efforts were concentrated on the design and construction of the Mears Creek Hydro Project. The turbine/generator, powerhouse building frame, building crane, electrical switchgear and high voltage transformer have been ordered, with scheduled delivery dates on or before September 30, 2003. The arrangement for debt financing has been advanced and it is anticipated the construction of the penstock and powerhouse will commence before the end of June 2003. The Mears Creek Project is scheduled to be completed by mid January 2004.

Synex Energy is also advancing regulatory and design work on three other projects located on Vancouver Island, British Columbia: the Kyuquot electrical utility; a 3 MW hydroelectric project on McKelvie Creek; and a 3 MW hydroelectric project on Cypress Creek. In March 2003, BC Hydro announced that the Cypress Creek Project was qualified to submit a tender in August 2003 under its "Green Energy" proposal call. The successful tenders to BC Hydro are expected to receive Electricity Purchase Agreements in November 2003.

Synex Energy is a significant shareholder of Coast Mountain Power Corp., holding nearly 9% of its outstanding shares. During the third quarter, Coast Mountain received an Environmental Assessment Certificate with respect to its proposed 100MW Forrest Kerr Hydroelectric Project and was qualified by BC Hydro to submit a tender in August 2003 under its "Green Energy" proposal call.

Sigma Engineering Ltd.

The engineering division was active on a number of assignments for the energy division and others, mainly in respect of hydroelectric opportunities in British Columbia. Revenue from external customers for the nine month period was $603,123 as compared to $439,287 in the previous year and segment operating profit increased to $98,104 from $86,405.

OUTLOOK

The Company is proceeding with the Mears Creek Project as well as advancing a number of other energy prospects and anticipates a progressive transition from a diversified company with interests in energy and software development to re-establishing its position as the owner and active developer of hydroelectric plants and electrical energy projects.



Greg J Sunell, President

Synex International Inc

Consolidated Balance Sheets

(unaudited)

		March 31 2003	June 30 2002
Assets			
Current			
Cash and cash equivalents	$	**1,831,798**	556,494
Accounts receivable		**679,224**	1,293,383
Prepaid expenses		**9,535**	55,185
Future income taxes		**0**	41,786
		2,520,557	1,946,848
Loan receivable		**1,936,167**	1,520,620
Capital assets		**101,195**	238,646
Future income taxes		**87,427**	155,898
Projects in Development and other assets		**1,527,099**	551,328
	$	**6,172,445**	4,413,340

Liabilities			
Current			
Accounts payable	$	**182,496**	446,996
		182,496	446,996
Accrued liabilities		**585,000**	65,000
		767,496	511,996
Shareholders' equity			
Capital stock		**4,715,140**	4,707,139
Retained earnings (deficit)		**689,809**	(805,795)
		5,404,949	3,901,344
	$	**6,172,445**	4,413,340

Approved by the Directors



Alan W Stephens
Director



Greg J. Sunell
Director

Synex International Inc

Consolidated Statements of Income and Retained Earnings

(unaudited)

		Three months ended Mar 31		Nine months ended Mar 31	
		2003	2002	**2003**	2002
Revenue	$	**272,964**	372,202	**948,547**	840,901
Expenses					
Amortization		**7,751**	10,452	**30,743**	30,359
Selling, general and administrative		**295,375**	285,846	**1,005,705**	771,420
		303,126	296,298	**1,036,448**	801,779
Income (loss) before the undernoted		**(30,162)**	75,904	**(87,901)**	39,122
Unrealised foreign exchange gain (loss) (Note 3)		**(140,267)**	0	**(76,867)**	0
Income (loss) before provision for income taxes		**(170,429)**	75,904	**(164,768)**	39,122
Provision for income taxes		**1,882**	(22,236)	**23,982**	(50,282)
Net income (loss) from continuing operatons		**(172,311)**	98,140	**(188,750)**	89,404
Net income from discontinued operations (Note 4)		**0**	161,214	**28,262**	194,317
Gain on disposal of investment, net of income taxes		**(520,000)**	0	**1,656,094**	0
Net income (loss) for the period		**(692,311)**	259,354	**1,495,606**	283,721
Retained earnings (deficit) at beginning of period		**1,382,120**	(1,307,713)	**(805,797)**	(1,332,080)
Retained earnings (deficit) at end of period	$	**689,809**	(1,048,359)	**689,809**	(1,048,359)
Earnings per share for the period :					
Income (loss) from continuing operations	$	**(0.01)**	0.01	**(0.01)**	0.01
Net income (loss)	$	**(0.05)**	0.02	**0.10**	0.02
Fully diluted earnings per share for the period :					
Income (loss) from continuing operations	$	**(0.01)**	0.01	**(0.01)**	0.01
Net income (loss)	$	**(0.04)**	0.02	**0.09**	0.02
Weighted average number of common shares outstanding :					
Basic		**15,224,416**	15,402,194	**15,224,416**	15,402,194
Fully diluted		**15,964,416**	15,846,638	**15,964,416**	15,846,638

Synex International Inc

Consolidated Statements of Cash Flows

(unaudited)

		Three months ended Mar 31		Nine months ended Mar 31	
		2003	2002	**2003**	2002
Operating activities					
Net income (loss)	$	**(172,311)**	98,140	**(188,750)**	89,404
Amortization		**7,751**	10,452	**30,743**	30,359
Future income taxes		**0**	(84,710)	**110,259**	(84,710)
		(164,560)	23,882	**(47,748)**	35,053
Changes in operating assets and liabilities :					
Decrease (increase) in accounts receivable		**428,430**	28,114	**668,976**	2,483
Decrease (increase) in prepaid expenses		**9,807**	11,535	**40,850**	2,358
(Decrease) increase in accounts payable and accrued liabilities		**1,600**	(101,897)	**(128,742)**	(62,290)
		275,277	(38,366)	**533,336**	(22,396)
Financing activities					
Loan payable		**0**	(225,000)	**0**	(150,000)
Common shares issued (purchased)		**0**	(27,843)	**8,000**	(74,608)
		0	(252,843)	**8,000**	(224,608)
Investing activities					
Loan receivable		**(56,704)**	0	**(365,546)**	(1,396)
Energy projects (net)		**(365,926)**	(114,310)	**(804,934)**	(198,423)
Capital asset additions (net)		**(6,493)**	(4,875)	**(8,834)**	(11,007)
Investments		**15,460**	47,669	**(177,654)**	36,370
		(413,663)	(71,516)	**(1,356,968)**	(174,456)
Increase (decrease) in cash and cash equivalents from continuing operations during the period	$	**(138,386)**	(362,725)	**(815,632)**	(421,460)
Increase (decrease) in cash and cash equivalent from discontinued operations during the period (Note 4) :					
Operations		**0**	249,032	**(200,150)**	378,047
Capital assets		**0**	0	**114,996**	0
Investments		**0**	0	**2,176,094**	0
Cash and cash equivalents at beginning of period		**1,970,184**	619,156	**556,490**	548,876
Cash and cash equivalents at end of period	$	**1,831,798**	505,463	**1,831,798**	505,463

Supplemental disclosure of cash flow information :

Cash payment for taxes	$	**(3,400)**	(7,530)	**(23,650)**	(21,500)
Cash receipts for taxes	$	**1,518**	16,226	**1,518**	27,572

Synex International Inc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS :

1. BASIS OF PRESENTATION

These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company's 2002 Annual Report. The accompanying financial information does not include all disclosures required under generally accepted accounting principles ("GAAP") because certain information included in the Company's 2002 Annual Report has not been included in this report. The accompanying financial information reflects all adjustments consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

2. BUSINESS SEGMENTS
Three months ended March 31
(unaudited)

The principal classes of business of the Company are the funding and development of energy projects, the development and marketing of software products (2002), and the provision of engineering and project management services.

2003		**Energy**	**Software**	**Engineering**	**Corporate**	**Consolidated**
Total revenue	$	79,050	-	280,323	195,578	
Inter-segment revenue		-	-	117,068	164,919	
Revenue from customers	$	79,050	-	163,255	30,659	272,964
Segment operating profit (loss)		(368,536)	-	29,976	(326,385)	(664,945)
Corporate general expenses						25,484
Corporate income taxes						1,882
Net income (loss) for the period	$					(692,311)
Identifiable assets	$	4,206,666	-	240,295	1,725,484	6,172,445
Capital expenditures	$	365,925	-	2,844	3,650	372,419
Amortization	$	2,334	-	1,599	3,819	7,752

2002		**Energy**	**Software**	**Engineering**	**Corporate**	**Consolidated**
Total revenue	$	131,723	775,773	253,730	258,139	
Inter-segment revenue			2,576	64,642	254,173	
Revenue from customers	$	131,723	773,197	189,088	3,966	1,097,974
Segment operating profit		54,432	231,085	51,606	-	337,123
Corporate general expenses						95,005
Corporate income taxes						(17,236)
Net income for the period	$					259,354
Identifiable assets	$	2,465,423	1,003,060	382,214	255,159	4,105,856
Capital expenditures	$	114,309	4,365	4,877	-	123,551
Amortization	$	2,082	13,680	3,265	5,105	24,132

The following table sets forth the geographic information of revenues which are attributed to countries based on location of customers :

Countries		**2003**	2002
Canada	$	**268,197**	337,308
United States		**4,767**	628,721
United Kingdom		-	85,420
Other Countries		-	46,525
Total	$	**272,964**	1,097,974

All of the company's long-lived assets are located in Canada.

Synex International Inc

2. BUSINESS SEGMENTS - continued
Nine months ended March 31
(unaudited)

The principal classes of business of the Company are the funding and development of energy projects, the development and marketing of software products (2002), and the provision of engineering and project management services.

2003		**Energy**	**Software**	**Engineering**	**Corporate**	**Consolidated**
Total revenue	$	823,488	705,710	886,152	2,097,762	
Inter-segment revenue			2,000	283,029	397,732	
Revenue from customers	$	823,488	703,710	603,123	1,700,030	3,830,351
Segment operating profit		124,736	108,591	98,104	1,338,712	1,670,143
Corporate general expenses						140,805
Corporate income taxes						33,732
Net income for the period	$					1,495,606
Identifiable assets	$	4,206,666	-	240,295	1,725,484	6,172,445
Capital expenditures	$	818,084	(114,996)	7,034	(11,350)	698,772
Amortization	$	7,001	10,255	12,196	11,546	40,998

2002		**Energy**	**Software**	**Engineering**	**Corporate**	**Consolidated**
Total revenue	$	342,886	1,930,565	639,938	468,628	
Inter-segment revenue			2,985	200,651	457,326	
Revenue from customers	$	342,886	1,927,580	439,287	11,302	2,721,055
Segment operating profit		109,174	286,881	86,405	-	482,460
Corporate general expenses						232,278
Corporate income taxes						(33,539)
Net income for the period	$					283,721
Identifiable assets	$	2,465,423	1,003,060	382,214	255,159	4,105,856
Capital expenditures	$	198,423	43,433	7,460	3,547	252,863
Amortization	$	6,246	38,049	9,133	14,980	68,408

The following table sets forth the geographic information of revenues which are attributed to countries based on location of customers :

Countries		**2003**	2002
Canada	$	**3,093,857**	864,110
United States		**640,159**	1,532,243
United Kingdom		**81,191**	213,852
Other Countries		**15,144**	110,850
Total	$	**3,830,351**	2,721,055

All of the company's long-lived assets are located in Canada.

3. UNREALISED FOREIGN EXCHANGE GAIN (LOSS)

The Convertible Loan with New World Power Corporation, which is denominated in US dollars, is translated into Canadian dollars at the rate in effect on the balance sheet date , effective for dates on and after June 30, 2002. Translation gains and losses resulting from variations in exchange rates, upon translation into Canadian dollars, are included in the results of operations. The third quarter review was performed using an exchange rate of US$1 to Canadian $1.4693.

Synex International Inc

4. DISCONTINUED OPERATIONS

The shares of the software division of the Company, Synex Systems Corporation, were sold to Lasata Software Pty Ltd of Perth, Australia, which assumed ownership on October 1, 2002. Under the terms of the share sale, the Company received cash in the amount of $2,500,000 plus an estimated amount of $475,000 for working capital, subject to a holdback of $275,000 pending collection of the outstanding accounts receivable. The operating results of these discontinued operations have been reclassified under discontinued operations in the statements of income.

The consolidated balance sheets include the following items related to discontinued operations:

		Mar 31 2003	Jun 30 2002
Cash and cash equivalent	$	**0**	292,004
Accounts receivable		**0**	522,373
Prepaid expenses		**0**	24,059
Capital assets		**0**	122,359
Future income taxes		**0**	56,873
Total assets		**0**	1,017,668
Accounts payable and accrued liabilities		**0**	157,859
Deficit		**0**	(1,840)
Net assets	$	**0**	861,649

		Nine months ended Mar 31 2003	2002
Earnings from discontinued operations were as follows :			
Revenue	$	**705,710**	1,880,154
Net income from discontinued operations		**28,262**	194,317
Gain on sale of assets, net of taxes		**1,656,094**	0
Net earnings	$	**1,684,356**	194,317

The cash flows from discontinued operations were as follows :			
Cash provided by (used for)			
Operating activities		**(147,259)**	271,480
Financing activities		**0**	150,000
Investing activities		**(52,891)**	(43,433)
	$	**(200,150)**	378,047

Synex International Inc.

Stock Exchange Listing
The Toronto Stock Exchange
Trading Symbol (SXI)
Listed on June 5, 1987

Auditors
Deloitte & Touche LLP
Chartered Accountants
2000 - 1055 Dunsmuir Street
Vancouver, B.C. V7X 1P4

Solicitors
Fraser Milner Casgrain
Barristers and Solicitors
15th Floor
The Grovesnor Building
1040 West Georgia Street
Vancouver, B.C. V6E 4H8

Registrar and Transfer Agent
Computershare Trust Company of Canada
510 Burrard Street
Vancouver, B.C. V6C 3B9

Bankers
Royal Bank of Canada
1025 West Georgia Street
Vancouver, B.C. V6E 3N9

Head Office
1444 Alberni Street, 4th Floor
Vancouver, BC V6G 2Z4
Telephone 604-688-8271
Facsimile 604-688-1286

Website
www.synex.com
Email: gsunell@synex.com

82-8362

Synex International Inc.

Third Quarter Report

For nine months ended March 31, 2003

2003

REPORT FROM THE PRESIDENT

The financial performance for the nine months ended March 31, 2003 was dominated by the sale of the shares of Synex Systems Corporation to Lasata Pty. Ltd. of Australia. Lasata assumed ownership on October 1, 2002 and the Company received cash in the amount of $2,500,000 plus an estimated $475,000 for working capital, subject to a holdback of $275,000 pending collection of outstanding accounts. As at March 31, 2003, the total amount of outstanding accounts pending collection was $100,905. Lasata has agreed to assume the office rental obligation for about 60% of existing office space for a period of two years. During this quarter, Synex has provided a reserve in the amount of $520,000 to cover rent commitments to the end of the office lease in 2008 in the event that Lasata vacates the space at the end of two years and Synex is unable to efficiently utilize or sublet the office space. The gain on sale of the software division after the reserve was $1,656,094. Net income after taxes and earnings per share for the nine months ended March 31, 2003 were $1,495,606 and $0.10 respectively.

For continuing operations, which excludes the software division, revenue for the nine months ended March 31, 2003 increased to $948,547 from $840,901 for the corresponding period in the previous year. For the nine months there was a net loss after taxes of $188,750 as compared to net income of $89,404 for the corresponding period in the previous year. Included in the results of the three month period ended March 31, 2003 is a provision for the currency loss of about $140,000 due to changes in the exchange rate on the US loan receivable. The loss per share from continuing operations for the nine months was $0.01, compared to earnings per share of $0.01 for the previous year.

Synex Energy Resources Ltd.

Revenue for the nine months increased to $823,488 from $342,886 for the previous year with a segment operating profit of $124,736 as compared to $109,174 in the corresponding period in the previous year. The segment revenue and operating profit includes the one-time gain of $295,562 on the sale of shares that Synex Energy held in Synex Systems Corporation.

Synex Energy has a Convertible Loan Agreement (in US$) with New World Power Corporation, which was due on June 30, 2001. The Convertible Loan and accrued unpaid interest is secured by a first mortgage on the power plants of Wolverine Power Corporation, a wholly owned subsidiary of New World. Synex Energy and New World executed a Stock Purchase Agreement dated October 22, 2002, which was scheduled to close on or before December 31, 2002. The Agreement was subject to approval of the shareholders of New World as well as the provision of additional disclosure of information regarding Wolverine. New World did not solicit the approval of all of its shareholders or provide some of the requested disclosure information to Synex Energy. Accordingly the Agreement did not close on December 31, 2002. In early January 2003, Synex Energy proceeded with the necessary steps for the potential acquisition of the assets of Wolverine Power Corporation under a foreclosure procedure that is scheduled to be completed in early July 2003.

During the third quarter, efforts were concentrated on the design and construction of the Mears Creek Hydro Project. The turbine/generator, powerhouse building frame, building crane, electrical switchgear and high voltage transformer have been ordered, with scheduled delivery dates on or before September 30, 2003. The arrangement for debt financing has been advanced and it is anticipated the construction of the penstock and powerhouse will commence before the end of June 2003. The Mears Creek Project is scheduled to be completed by mid January 2004.

Synex Energy is also advancing regulatory and design work on three other projects located on Vancouver Island, British Columbia: the Kyuquot electrical utility; a 3 MW hydroelectric project on McKelvie Creek; and a 3 MW hydroelectric project on Cypress Creek. In March 2003, BC Hydro announced that the Cypress Creek Project was qualified to submit a tender in August 2003 under its "Green Energy" proposal call. The successful tenders to BC Hydro are expected to receive Electricity Purchase Agreements in November 2003.

Synex Energy is a significant shareholder of Coast Mountain Power Corp., holding nearly 9% of its outstanding shares. During the third quarter, Coast Mountain received an Environmental Assessment Certificate with respect to its proposed 100MW Forrest Kerr Hydroelectric Project and was qualified by BC Hydro to submit a tender in August 2003 under its "Green Energy" proposal call.

Sigma Engineering Ltd.

The engineering division was active on a number of assignments for the energy division and others, mainly in respect of hydroelectric opportunities in British Columbia. Revenue from external customers for the nine month period was $603,123 as compared to $439,287 in the previous year and segment operating profit increased to $98,104 from $86,405.

OUTLOOK

The Company is proceeding with the Mears Creek Project as well as advancing a number of other energy prospects and anticipates a progressive transition from a diversified company with interests in energy and software development to re-establishing its position as the owner and active developer of hydroelectric plants and electrical energy projects.



Greg J Sunell, President

Synex International Inc

Consolidated Balance Sheets

(unaudited)

		March 31 2003	June 30 2002
Assets			
Current			
Cash and cash equivalents	$	**1,831,798**	556,494
Accounts receivable		**679,224**	1,293,383
Prepaid expenses		**9,535**	55,185
Future income taxes		**0**	41,786
		2,520,557	1,946,848
Loan receivable		**1,936,167**	1,520,620
Capital assets		**101,195**	238,646
Future income taxes		**87,427**	155,898
Projects in Development and other assets		**1,527,099**	551,328
	$	**6,172,445**	4,413,340

Liabilities			
Current			
Accounts payable	$	**182,496**	446,996
		182,496	446,996
Accrued liabilities		**585,000**	65,000
		767,496	511,996
Shareholders' equity			
Capital stock		**4,715,140**	4,707,139
Retained earnings (deficit)		**689,809**	(805,795)
		5,404,949	3,901,344
	$	**6,172,445**	4,413,340

Approved by the Directors



Alan W Stephens
Director



Greg J. Sunell
Director

Synex International Inc

Consolidated Statements of Income and Retained Earnings

(unaudited)

		Three months ended Mar 31		Nine months ended Mar 31	
		2003	2002	**2003**	2002
Revenue	$	**272,964**	372,202	**948,547**	840,901
Expenses					
Amortization		**7,751**	10,452	**30,743**	30,359
Selling, general and administrative		**295,375**	285,846	**1,005,705**	771,420
		303,126	296,298	**1,036,448**	801,779
Income (loss) before the undernoted		**(30,162)**	75,904	**(87,901)**	39,122
Unrealised foreign exchange gain (loss) (Note 3)		**(140,267)**	0	**(76,867)**	0
Income (loss) before provision for income taxes		**(170,429)**	75,904	**(164,768)**	39,122
Provision for income taxes		**1,882**	(22,236)	**23,982**	(50,282)
Net income (loss) from continuing operatons		**(172,311)**	98,140	**(188,750)**	89,404
Net income from discontinued operations (Note 4)		**0**	161,214	**28,262**	194,317
Gain on disposal of investment, net of income taxes		**(520,000)**	0	**1,656,094**	0
Net income (loss) for the period		**(692,311)**	259,354	**1,495,606**	283,721
Retained earnings (deficit) at beginning of period		**1,382,120**	(1,307,713)	**(805,797)**	(1,332,080)
Retained earnings (deficit) at end of period	$	**689,809**	(1,043,359)	**689,809**	(1,048,359)
Earnings per share for the period :					
Income (loss) from continuing operations	$	**(0.01)**	0.01	**(0.01)**	0.01
Net income (loss)	$	**(0.05)**	0.02	**0.10**	0.02
Fully diluted earnings per share for the period :					
Income (loss) from continuing operations	$	**(0.01)**	0.01	**(0.01)**	0.01
Net income (loss)	$	**(0.04)**	0.02	**0.09**	0.02
Weighted average number of common shares outstanding :					
Basic		**15,224,416**	15,402,194	**15,224,416**	15,402,194
Fully diluted		**15,964,416**	15,846,638	**15,964,416**	15,846,638

Synex International Inc

Consolidated Statements of Cash Flows

(unaudited)

		Three months ended Mar 31		Nine months ended Mar 31	
		2003	2002	**2003**	2002
Operating activities					
Net income (loss)	$	**(172,311)**	98,140	**(188,750)**	89,404
Amortization		**7,751**	10,452	**30,743**	30,359
Future income taxes		**0**	(84,710)	**110,259**	(84,710)
		(164,560)	23,882	**(47,748)**	35,053
Changes in operating assets and liabilities :					
Decrease (increase) in accounts receivable		**428,430**	28,114	**668,976**	2,483
Decrease (increase) in prepaid expenses		**9,807**	11,535	**40,850**	2,358
(Decrease) increase in accounts payable and accrued liabilities		**1,600**	(101,897)	**(128,742)**	(62,290)
		275,277	(38,366)	**533,336**	(22,396)
Financing activities					
Loan payable		**0**	(225,000)	**0**	(150,000)
Common shares issued (purchased)		**0**	(27,843)	**8,000**	(74,608)
		0	(252,843)	**8,000**	(224,608)
Investing activities					
Loan receivable		**(56,704)**	0	**(365,546)**	(1,396)
Energy projects (net)		**(365,926)**	(114,310)	**(804,934)**	(198,423)
Capital asset additions (net)		**(6,493)**	(4,875)	**(8,834)**	(11,007)
Investments		**15,460**	47,669	**(177,654)**	36,370
		(413,663)	(71,516)	**(1,356,968)**	(174,456)
Increase (decrease) in cash and cash equivalents from continuing operations during the period	$	**(138,386)**	(362,725)	**(815,632)**	(421,460)
Increase (decrease) in cash and cash equivalent from discontinued operations during the period (Note 4) :					
Operations		**0**	249,032	**(200,150)**	378,047
Capital assets		**0**	0	**114,996**	0
Investments		**0**	0	**2,176,094**	0
Cash and cash equivalents at beginning of period		**1,970,184**	619,156	**556,490**	548,876
Cash and cash equivalents at end of period	$	**1,831,798**	505,463	**1,831,798**	505,463

Supplemental disclosure of cash flow information :

Cash payment for taxes	$	**(3,400)**	(7,530)	**(23,650)**	(21,500)
Cash receipts for taxes	$	**1,518**	16,226	**1,518**	27,572

Synex International Inc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS :

1. BASIS OF PRESENTATION

These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company's 2002 Annual Report. The accompanying financial information does not include all disclosures required under generally accepted accounting principles ("GAAP") because certain information included in the Company's 2002 Annual Report has not been included in this report. The accompanying financial information reflects all adjustments consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

2. BUSINESS SEGMENTS
Three months ended March 31
(unaudited)

The principal classes of business of the Company are the funding and development of energy projects, the development and marketing of software products (2002), and the provision of engineering and project management services.

2003		**Energy**	**Software**	**Engineering**	**Corporate**	**Consolidated**
Total revenue	$	79,050	-	280,323	195,578	
Inter-segment revenue		-	-	117,068	164,919	
Revenue from customers	$	79,050	-	163,255	30,659	272,964
Segment operating profit (loss)		(368,536)	-	29,976	(326,385)	(664,945)
Corporate general expenses						25,484
Corporate income taxes						1,882
Net income (loss) for the period	$					(692,311)
Identifiable assets	$	4,206,666	-	240,295	1,725,484	6,172,445
Capital expenditures	$	365,925	-	2,844	3,650	372,419
Amortization	$	2,334	-	1,599	3,819	7,752

2002		**Energy**	**Software**	**Engineering**	**Corporate**	**Consolidated**
Total revenue	$	131,723	775,773	253,730	258,139	
Inter-segment revenue			2,576	64,642	254,173	
Revenue from customers	$	131,723	773,197	189,088	3,966	1,097,974
Segment operating profit		54,432	231,085	51,606	-	337,123
Corporate general expenses						95,005
Corporate income taxes						(17,236)
Net income for the period	$					259,354
Identifiable assets	$	2,465,423	1,003,060	382,214	255,159	4,105,856
Capital expenditures	$	114,309	4,365	4,877	-	123,551
Amortization	$	2,082	13,680	3,265	5,105	24,132

The following table sets forth the geographic information of revenues which are attributed to countries based on location of customers :

Countries		**2003**	2002
Canada	$	**268,197**	337,308
United States		**4,767**	628,721
United Kingdom		-	85,420
Other Countries		-	46,525
Total	$	**272,964**	1,097,974

All of the company's long-lived assets are located in Canada.

Synex International Inc

2. BUSINESS SEGMENTS - continued
Nine months ended March 31
(unaudited)

The principal classes of business of the Company are the funding and development of energy projects, the development and marketing of software products (2002), and the provision of engineering and project management services.

2003		**Energy**	**Software**	**Engineering**	**Corporate**	**Consolidated**
Total revenue	$	823,488	705,710	886,152	2,097,762	
Inter-segment revenue			2,000	283,029	397,732	
Revenue from customers	$	823,488	703,710	603,123	1,700,030	3,830,351
Segment operating profit		124,736	108,591	98,104	1,338,712	1,670,143
Corporate general expenses						140,805
Corporate income taxes						33,732
Net income for the period	$					1,495,606
Identifiable assets	$	4,206,666	-	240,295	1,725,484	6,172,445
Capital expenditures	$	818,084	(114,996)	7,034	(11,350)	698,772
Amortization	$	7,001	10,255	12,196	11,546	40,998

2002		**Energy**	**Software**	**Engineering**	**Corporate**	**Consolidated**
Total revenue	$	342,886	1,930,565	639,938	468,628	
Inter-segment revenue			2,985	200,651	457,326	
Revenue from customers	$	342,886	1,927,580	439,287	11,302	2,721,055
Segment operating profit		109,174	286,881	86,405	-	482,460
Corporate general expenses						232,278
Corporate income taxes						(33,539)
Net income for the period	$					283,721
Identifiable assets	$	2,465,423	1,003,060	382,214	255,159	4,105,856
Capital expenditures	$	198,423	43,433	7,460	3,547	252,863
Amortization	$	6,246	38,049	9,133	14,980	68,408

The following table sets forth the geographic information of revenues which are attributed to countries based on location of customers :

Countries		**2003**	2002
Canada	$	**3,093,857**	864,110
United States		**640,159**	1,532,243
United Kingdom		**81,191**	213,852
Other Countries		**15,144**	110,850
Total	$	**3,830,351**	2,721,055

All of the company's long-lived assets are located in Canada.

3. UNREALISED FOREIGN EXCHANGE GAIN (LOSS)

The Convertible Loan with New World Power Corporation, which is denominated in US dollars, is translated into Canadian dollars at the rate in effect on the balance sheet date , effective for dates on and after June 30, 2002. Translation gains and losses resulting from variations in exchange rates, upon translation into Canadian dollars, are included in the results of operations. The third quarter review was performed using an exchange rate of US$1 to Canadian $1.4693.

Synex International Inc

4. DISCONTINUED OPERATIONS

The shares of the software division of the Company, Synex Systems Corporation, were sold to Lasata Software Pty Ltd of Perth, Australia, which assumed ownership on October 1, 2002. Under the terms of the share sale, the Company received cash in the amount of $2,500,000 plus an estimated amount of $475,000 for working capital, subject to a holdback of $275,000 pending collection of the outstanding accounts receivable. The operating results of these discontinued operations have been reclassified under discontinued operations in the statements of income.

The consolidated balance sheets include the following items related to discontinued operations:

		Mar 31 2003	Jun 30 2002
Cash and cash equivalent	$	**0**	292,004
Accounts receivable		**0**	522,373
Prepaid expenses		**0**	24,059
Capital assets		**0**	122,359
Future income taxes		**0**	56,873
Total assets		**0**	1,017,668
Accounts payable and accrued liabilities		**0**	157,859
Deficit		**0**	(1,840)
Net assets	$	**0**	861,649

		Nine months ended Mar 31	
		2003	2002
Earnings from discontinued operations were as follows :			
Revenue	$	**705,710**	1,880,154
Net income from discontinued operations		**28,262**	194,317
Gain on sale of assets, net of taxes		**1,656,094**	0
Net earnings	$	**1,684,356**	194,317

The cash flows from discontinued operations were as follows :			
Cash provided by (used for)			
Operating activities		**(147,259)**	271,480
Financing activities		**0**	150,000
Investing activities		**(52,891)**	(43,433)
	$	**(200,150)**	378,047

Synex International Inc.

Stock Exchange Listing
The Toronto Stock Exchange
Trading Symbol (SXI)
Listed on June 5, 1987

Auditors
Deloitte & Touche LLP
Chartered Accountants
2000 - 1055 Dunsmuir Street
Vancouver, B.C. V7X 1P4

Solicitors
Fraser Milner Casgrain
Barristers and Solicitors
15th Floor
The Grovesnor Building
1040 West Georgia Street
Vancouver, B.C. V6E 4H8

Registrar and Transfer Agent
Computershare Trust Company of Canada
510 Burrard Street
Vancouver, B.C. V6C 3B9

Bankers
Royal Bank of Canada
1025 West Georgia Street
Vancouver, B.C. V6E 3N9

Head Office
1444 Alberni Street, 4th Floor
Vancouver, BC V6G 2Z4
Telephone 604-688-8271
Facsimile 604-688-1286

Website
www.synex.com
Email: gsunell@synex.com

82-8362

Synex International Inc.

Third Quarter Report

For nine months ended March 31, 2003

2003

REPORT FROM THE PRESIDENT

The financial performance for the nine months ended March 31, 2003 was dominated by the sale of the shares of Synex Systems Corporation to Lasata Pty. Ltd. of Australia. Lasata assumed ownership on October 1, 2002 and the Company received cash in the amount of $2,500,000 plus an estimated $475,000 for working capital, subject to a holdback of $275,000 pending collection of outstanding accounts. As at March 31, 2003, the total amount of outstanding accounts pending collection was $100,905. Lasata has agreed to assume the office rental obligation for about 60% of existing office space for a period of two years. During this quarter, Synex has provided a reserve in the amount of $520,000 to cover rent commitments to the end of the office lease in 2008 in the event that Lasata vacates the space at the end of two years and Synex is unable to efficiently utilize or sublet the office space. The gain on sale of the software division after the reserve was $1,656,094. Net income after taxes and earnings per share for the nine months ended March 31, 2003 were $1,495,606 and $0.10 respectively.

For continuing operations, which excludes the software division, revenue for the nine months ended March 31, 2003 increased to $948,547 from $840,901 for the corresponding period in the previous year. For the nine months there was a net loss after taxes of $188,750 as compared to net income of $89,404 for the corresponding period in the previous year. Included in the results of the three month period ended March 31, 2003 is a provision for the currency loss of about $140,000 due to changes in the exchange rate on the US loan receivable. The loss per share from continuing operations for the nine months was $0.01, compared to earnings per share of $0.01 for the previous year.

Synex Energy Resources Ltd.

Revenue for the nine months increased to $823,488 from $342,886 for the previous year with a segment operating profit of $124,736 as compared to $109,174 in the corresponding period in the previous year. The segment revenue and operating profit includes the one-time gain of $295,562 on the sale of shares that Synex Energy held in Synex Systems Corporation.

Synex Energy has a Convertible Loan Agreement (in US$) with New World Power Corporation, which was due on June 30, 2001. The Convertible Loan and accrued unpaid interest is secured by a first mortgage on the power plants of Wolverine Power Corporation, a wholly owned subsidiary of New World. Synex Energy and New World executed a Stock Purchase Agreement dated October 22, 2002, which was scheduled to close on or before December 31, 2002. The Agreement was subject to approval of the shareholders of New World as well as the provision of additional disclosure of information regarding Wolverine. New World did not solicit the approval of all of its shareholders or provide some of the requested disclosure information to Synex Energy. Accordingly the Agreement did not close on December 31, 2002. In early January 2003, Synex Energy proceeded with the necessary steps for the potential acquisition of the assets of Wolverine Power Corporation under a foreclosure procedure that is scheduled to be completed in early July 2003.

During the third quarter, efforts were concentrated on the design and construction of the Mears Creek Hydro Project. The turbine/generator, powerhouse building frame, building crane, electrical switchgear and high voltage transformer have been ordered, with scheduled delivery dates on or before September 30, 2003. The arrangement for debt financing has been advanced and it is anticipated the construction of the penstock and powerhouse will commence before the end of June 2003. The Mears Creek Project is scheduled to be completed by mid January 2004.

Synex Energy is also advancing regulatory and design work on three other projects located on Vancouver Island, British Columbia: the Kyuquot electrical utility; a 3 MW hydroelectric project on McKelvie Creek; and a 3 MW hydroelectric project on Cypress Creek. In March 2003, BC Hydro announced that the Cypress Creek Project was qualified to submit a tender in August 2003 under its "Green Energy" proposal call. The successful tenders to BC Hydro are expected to receive Electricity Purchase Agreements in November 2003.

Synex Energy is a significant shareholder of Coast Mountain Power Corp., holding nearly 9% of its outstanding shares. During the third quarter, Coast Mountain received an Environmental Assessment Certificate with respect to its proposed 100MW Forrest Kerr Hydroelectric Project and was qualified by BC Hydro to submit a tender in August 2003 under its "Green Energy" proposal call.

Sigma Engineering Ltd.

The engineering division was active on a number of assignments for the energy division and others, mainly in respect of hydroelectric opportunities in British Columbia. Revenue from external customers for the nine month period was $603,123 as compared to $439,287 in the previous year and segment operating profit increased to $98,104 from $86,405.

OUTLOOK

The Company is proceeding with the Mears Creek Project as well as advancing a number of other energy prospects and anticipates a progressive transition from a diversified company with interests in energy and software development to re-establishing its position as the owner and active developer of hydroelectric plants and electrical energy projects.



Greg J Sunell, President

Synex International Inc

Consolidated Balance Sheets

(unaudited)

		March 31 2003	June 30 2002
Assets			
Current			
Cash and cash equivalents	$	**1,831,798**	556,494
Accounts receivable		**679,224**	1,293,383
Prepaid expenses		**9,535**	55,185
Future income taxes		**0**	41,786
		2,520,557	1,946,848
Loan receivable		**1,936,167**	1,520,620
Capital assets		**101,195**	238,646
Future income taxes		**87,427**	155,898
Projects in Development and other assets		**1,527,099**	551,328
	$	**6,172,445**	4,413,340

Liabilities			
Current			
Accounts payable	$	**182,496**	446,996
		182,496	446,996
Accrued liabilities		**585,000**	65,000
		767,496	511,996
Shareholders' equity			
Capital stock		**4,715,140**	4,707,139
Retained earnings (deficit)		**689,809**	(805,795)
		5,404,949	3,901,344
	$	**6,172,445**	4,413,340

Approved by the Directors



Alan W Stephens
Director



Greg J. Sunell
Director

Synex International Inc

Consolidated Statements of Income and Retained Earnings

(unaudited)

		Three months ended Mar 31		Nine months ended Mar 31	
		2003	2002	**2003**	2002
Revenue	$	**272,964**	372,202	**948,547**	840,901
Expenses					
Amortization		**7,751**	10,452	**30,743**	30,359
Selling, general and administrative		**295,375**	285,846	**1,005,705**	771,420
		303,126	296,298	**1,036,448**	801,779
Income (loss) before the undernoted		**(30,162)**	75,904	**(87,901)**	39,122
Unrealised foreign exchange gain (loss) (Note 3)		**(140,267)**	0	**(76,867)**	0
Income (loss) before provision for income taxes		**(170,429)**	75,904	**(164,768)**	39,122
Provision for income taxes		**1,882**	(22,236)	**23,982**	(50,282)
Net income (loss) from continuing operatons		**(172,311)**	98,140	**(188,750)**	89,404
Net income from discontinued operations (Note 4)		**0**	161,214	**28,262**	194,317
Gain on disposal of investment, net of income taxes		**(520,000)**	0	**1,656,094**	0
Net income (loss) for the period		**(692,311)**	259,354	**1,495,606**	283,721
Retained earnings (deficit) at beginning of period		**1,382,120**	(1,307,713)	**(805,797)**	(1,332,080)
Retained earnings (deficit) at end of period	$	**689,809**	(1,048,359)	**689,809**	(1,048,359)
Earnings per share for the period :					
Income (loss) from continuing operations	$	**(0.01)**	0.01	**(0.01)**	0.01
Net income (loss)	$	**(0.05)**	0.02	**0.10**	0.02
Fully diluted earnings per share for the period :					
Income (loss) from continuing operations	$	**(0.01)**	0.01	**(0.01)**	0.01
Net income (loss)	$	**(0.04)**	0.02	**0.09**	0.02
Weighted average number of common shares outstanding :					
Basic		**15,224,416**	15,402,194	**15,224,416**	15,402,194
Fully diluted		**15,964,416**	15,846,638	**15,964,416**	15,846,638

Synex International Inc

Consolidated Statements of Cash Flows

(unaudited)

		Three months ended Mar 31		Nine months ended Mar 31	
		2003	2002	**2003**	2002
Operating activities					
Net income (loss)	$	**(172,311)**	98,140	**(188,750)**	89,404
Amortization		**7,751**	10,452	**30,743**	30,359
Future income taxes		**0**	(84,710)	**110,259**	(84,710)
		(164,560)	23,882	**(47,748)**	35,053
Changes in operating assets and liabilities :					
Decrease (increase) in accounts receivable		**428,430**	28,114	**668,976**	2,483
Decrease (increase) in prepaid expenses		**9,807**	11,535	**40,850**	2,358
(Decrease) increase in accounts payable and accrued liabilities		**1,600**	(101,897)	**(128,742)**	(62,290)
		275,277	(38,366)	**533,336**	(22,396)
Financing activities					
Loan payable		**0**	(225,000)	**0**	(150,000)
Common shares issued (purchased)		**0**	(27,843)	**8,000**	(74,608)
		0	(252,843)	**8,000**	(224,608)
Investing activities					
Loan receivable		**(56,704)**	0	**(365,546)**	(1,396)
Energy projects (net)		**(365,926)**	(114,310)	**(804,934)**	(198,423)
Capital asset additions (net)		**(6,493)**	(4,875)	**(8,834)**	(11,007)
Investments		**15,460**	47,669	**(177,654)**	36,370
		(413,663)	(71,516)	**(1,356,968)**	(174,456)
Increase (decrease) in cash and cash equivalents from continuing operations during the period	$	**(138,386)**	(362,725)	**(815,632)**	(421,460)
Increase (decrease) in cash and cash equivalent from discontinued operations during the period (Note 4) :					
Operations		**0**	249,032	**(200,150)**	378,047
Capital assets		**0**	0	**114,996**	0
Investments		**0**	0	**2,176,094**	0
Cash and cash equivalents at beginning of period		**1,970,184**	619,156	**556,490**	548,876
Cash and cash equivalents at end of period	$	**1,831,798**	505,463	**1,831,798**	505,463

Supplemental disclosure of cash flow information :

Cash payment for taxes	$	**(3,400)**	(7,530)	**(23,650)**	(21,500)
Cash receipts for taxes	$	**1,518**	16,226	**1,518**	27,572

Synex International Inc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS :

1. BASIS OF PRESENTATION

These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company's 2002 Annual Report. The accompanying financial information does not include all disclosures required under generally accepted accounting principles ("GAAP") because certain information included in the Company's 2002 Annual Report has not been included in this report. The accompanying financial information reflects all adjustments consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

2. BUSINESS SEGMENTS
Three months ended March 31
(unaudited)

The principal classes of business of the Company are the funding and development of energy projects, the development and marketing of software products (2002), and the provision of engineering and project management services.

2003		**Energy**	**Software**	**Engineering**	**Corporate**	**Consolidated**
Total revenue	$	79,050	-	280,323	195,578	
Inter-segment revenue		-	-	117,068	164,919	
Revenue from customers	$	79,050	-	163,255	30,659	272,964
Segment operating profit (loss)		(368,536)	-	29,976	(326,385)	(664,945)
Corporate general expenses						25,484
Corporate income taxes						1,882
Net income (loss) for the period	$					(692,311)
Identifiable assets	$	4,206,666	-	240,295	1,725,484	6,172,445
Capital expenditures	$	365,925	-	2,844	3,650	372,419
Amortization	$	2,334	-	1,599	3,819	7,752

2002		**Energy**	**Software**	**Engineering**	**Corporate**	**Consolidated**
Total revenue	$	131,723	775,773	253,730	258,139	
Inter-segment revenue			2,576	64,642	254,173	
Revenue from customers	$	131,723	773,197	189,088	3,966	1,097,974
Segment operating profit		54,432	231,085	51,606	-	337,123
Corporate general expenses						95,005
Corporate income taxes						(17,236)
Net income for the period	$					259,354
Identifiable assets	$	2,465,423	1,003,060	382,214	255,159	4,105,856
Capital expenditures	$	114,309	4,365	4,877	-	123,551
Amortization	$	2,082	13,680	3,265	5,105	24,132

The following table sets forth the geographic information of revenues which are attributed to countries based on location of customers :

Countries		**2003**	2002
Canada	$	**268,197**	337,308
United States		**4,767**	628,721
United Kingdom		-	85,420
Other Countries		-	46,525
Total	$	**272,964**	1,097,974

All of the company's long-lived assets are located in Canada.

Synex International Inc

2. BUSINESS SEGMENTS - continued
Nine months ended March 31
(unaudited)

The principal classes of business of the Company are the funding and development of energy projects, the development and marketing of software products (2002), and the provision of engineering and project management services.

2003		**Energy**	**Software**	**Engineering**	**Corporate**	**Consolidated**
Total revenue	$	823,488	705,710	886,152	2,097,762	
Inter-segment revenue			2,000	283,029	397,732	
Revenue from customers	$	823,488	703,710	603,123	1,700,030	3,830,351
Segment operating profit		124,736	108,591	98,104	1,338,712	1,670,143
Corporate general expenses						140,805
Corporate income taxes						33,732
Net income for the period	$					1,495,606
Identifiable assets	$	4,206,666	-	240,295	1,725,484	6,172,445
Capital expenditures	$	818,084	(114,996)	7,034	(11,350)	698,772
Amortization	$	7,001	10,255	12,196	11,546	40,998

2002		**Energy**	**Software**	**Engineering**	**Corporate**	**Consolidated**
Total revenue	$	342,886	1,930,565	639,938	468,628	
Inter-segment revenue			2,985	200,651	457,326	
Revenue from customers	$	342,886	1,927,580	439,287	11,302	2,721,055
Segment operating profit		109,174	286,881	86,405	-	482,460
Corporate general expenses						232,278
Corporate income taxes						(33,539)
Net income for the period	$					283,721
Identifiable assets	$	2,465,423	1,003,060	382,214	255,159	4,105,856
Capital expenditures	$	198,423	43,433	7,460	3,547	252,863
Amortization	$	6,246	38,049	9,133	14,980	68,408

The following table sets forth the geographic information of revenues which are attributed to countries based on location of customers :

Countries		**2003**	2002
Canada	$	**3,093,857**	864,110
United States		**640,159**	1,532,243
United Kingdom		**81,191**	213,852
Other Countries		**15,144**	110,850
Total	$	**3,830,351**	2,721,055

All of the company's long-lived assets are located in Canada.

3. UNREALISED FOREIGN EXCHANGE GAIN (LOSS)

The Convertible Loan with New World Power Corporation, which is denominated in US dollars, is translated into Canadian dollars at the rate in effect on the balance sheet date , effective for dates on and after June 30, 2002. Translation gains and losses resulting from variations in exchange rates, upon translation into Canadian dollars, are included in the results of operations. The third quarter review was performed using an exchange rate of US$1 to Canadian $1.4693.

Synex International Inc

4. DISCONTINUED OPERATIONS

The shares of the software division of the Company, Synex Systems Corporation, were sold to Lasata Software Pty Ltd of Perth, Australia, which assumed ownership on October 1, 2002. Under the terms of the share sale, the Company received cash in the amount of $2,500,000 plus an estimated amount of $475,000 for working capital, subject to a holdback of $275,000 pending collection of the outstanding accounts receivable. The operating results of these discontinued operations have been reclassified under discontinued operations in the statements of income.

The consolidated balance sheets include the following items related to discontinued operations:

		Mar 31 2003	Jun 30 2002
Cash and cash equivalent	$	**0**	292,004
Accounts receivable		**0**	522,373
Prepaid expenses		**0**	24,059
Capital assets		**0**	122,359
Future income taxes		**0**	56,873
Total assets		**0**	1,017,668
Accounts payable and accrued liabilities		**0**	157,859
Deficit		**0**	(1,840)
Net assets	$	**0**	861,649

		Nine months ended Mar 31 2003	2002
Earnings from discontinued operations were as follows :			
Revenue	$	**705,710**	1,880,154
Net income from discontinued operations		**28,262**	194,317
Gain on sale of assets, net of taxes		**1,656,094**	0
Net earnings	$	**1,684,356**	194,317

		2003	2002
The cash flows from discontinued operations were as follows :			
Cash provided by (used for)			
Operating activities		**(147,259)**	271,480
Financing activities		**0**	150,000
Investing activities		**(52,891)**	(43,433)
	$	**(200,150)**	378,047

Synex International Inc.

Stock Exchange Listing
The Toronto Stock Exchange
Trading Symbol (SXI)
Listed on June 5, 1987

Auditors
Deloitte & Touche LLP
Chartered Accountants
2000 - 1055 Dunsmuir Street
Vancouver, B.C. V7X 1P4

Solicitors
Fraser Milner Casgrain
Barristers and Solicitors
15th Floor
The Grovesnor Building
1040 West Georgia Street
Vancouver, B.C. V6E 4H8

Registrar and Transfer Agent
Computershare Trust Company of Canada
510 Burrard Street
Vancouver, B.C. V6C 3B9

Bankers
Royal Bank of Canada
1025 West Georgia Street
Vancouver, B.C. V6E 3N9

Head Office
1444 Alberni Street, 4th Floor
Vancouver, BC V6G 2Z4
Telephone 604-688-8271
Facsimile 604-688-1286

Website
www.synex.com
Email: gsunell@synex.com